EXHIBIT 4
                                                                       ---------



--------------------------------------------------------------------------------

                                                    PRIMEWEST ENERGY TRUST
                                                    FIRST QUARTER INTERIM REPORT

      P  R  I  M  E  W  E  S  T

                                                    FOR THE THREE MONTHS ENDED
                                                    MARCH 31, 2001

--------------------------------------------------------------------------------

WE ARE ONE OF CANADA'S LARGEST CONVENTIONAL OIL AND GAS ROYALTY TRUSTS. WE MANAGE PRIMEWEST CAREFULLY FOR THE ONGOING BENEFIT OF OUR UNITHOLDERS, AND IN DOING SO ARE GUIDED BY THE OPERATING PRINCIPLE OF RESPONSIBLE STEWARDSHIP. OUR MAIN OBJECTIVE IS TO DELIVER STABLE, PREDICTABLE AND SUSTAINABLE CASH DISTRIBUTIONS MONTHLY, WITHIN THE CONTEXT OF A COMMODITY-BASED BUSINESS ENVIRONMENT.

--------------------------------------------------------------------------------


PRIMEWEST ENERGY TRUST INCREASES CASH FLOW AND CONFIRMS EXPECTED CONTINUANCE OF RECORD DISTRIBUTIONS

CALGARY, MAY 10, 2001 (TSE: PWI.UN) -- PrimeWest Energy Trust (PrimeWest) today announced unaudited interim operating and financial results for the first quarter.


THE ACQUISITION OF CYPRESS ENERGY INC. HAS POSITIONED PRIMEWEST AS CANADA'S LARGEST GAS-WEIGHTED ROYALTY TRUST.


Due to continued strength in commodity prices, first quarter cash flow of $43.5 million was up 143% from $17.9 million posted in the first quarter of 2000 and up 6% from $40.9 million posted in the fourth quarter of 2000. Fully diluted first-quarter cash flow from operations was $0.79 per trust unit up from $0.77 per trust unit in the previous quarter. Cash distributions for the quarter totalled $0.60 per trust unit consistent with the previous quarter.

CYPRESS TRANSACTION CLOSES
On March 29, 2001, PrimeWest closed the acquisition of Cypress Energy Inc. whereby 97% of the outstanding Cypress shares were tendered to the bid. PrimeWest acquired the remaining shares under the compulsory acquisition provisions of Canadian corporate law. Accordingly, PrimeWest issued 50.2 million trust units, 5.44 million exchangeable shares and paid $58 million in cash for Cypress and assumed Cypress' debt totaling $179 million. Cash flow related to the Cypress assets will begin to be recorded in the second quarter.

JUNE DISTRIBUTION DECLARATION
The June payment, totaling $0.22 per trust unit ($0.10 regular plus $0.12 special), will be made on June 15, 2001, to all unitholders of record on May 31, 2001. PrimeWest expects to pay a total of $0.22 per trust unit per month at least through January 2002, bringing expected full-year 2001 distributions to $2.58 per trust unit, a 46% increase over 2000 distribution levels.

                              OPERATING & FINANCIAL
                                   HIGHLIGHTS

OPERATING HIGHLIGHTS                                                            THREE MONTHS ENDED MARCH 31
                                                              ----------------------------------------------------------------
                                                                        2001                    2000                  CHANGE
-------------------------------------------------------------------------------       ----------------        ----------------
Daily sales volumes
   Crude oil (barrels)                                                 6,988                   5,764                     21%
   Natural gas liquids (barrels)                                       1,613                   1,264                     28%
   Natural gas (thousand cubic feet)                                  49,575                  48,128                      3%
                                                              -----------------       ----------------
   Total (barrels of oil equivalent)                                  16,864                  15,049                     12%
Average selling prices
   Crude oil ($/bbl)                                                   32.33                   33.13                     (2%)
   Natural gas liquids ($/bbl)                                         40.21                   31.54                     27%
   Natural gas ($/Mcf)                                                 10.38                    3.01                    245%
Operating netback ($/BOE)
   Revenues                                                            47.86                   25.07                     91%
   Royalties, net of ARTC                                             (10.31)                  (4.76)                   117%
   Operating expenses                                                  (5.49)                  (4.96)                    11%
                                                              -----------------       ----------------        ----------------
   Operating netback                                                   32.06                   15.35                    109%
                                                              -----------------       ----------------        ----------------

(1) Gas converted to a barrel of oil equivalent at a 6:1 conversion factor.

FINANCIAL HIGHLIGHTS                                                            THREE MONTHS ENDED MARCH 31
                                                              ----------------------------------------------------------------
(THOUSANDS OF DOLLARS EXCEPT PER-BOE
AND PER-TRUST-UNIT AMOUNTS)                                             2001                    2000                  CHANGE
-------------------------------------------------------------------------------       ----------------        ----------------
Operating revenues, net of royalties                                  56,990                  27,829                    105%
   per BOE                                                             37.55                   20.31                     85%
   per trust unit (fully diluted)                                       1.04                    0.78                     33%
Operating expenses                                                     8,340                   6,791                     23%
   per BOE                                                              5.49                    4.96                     11%
   per trust unit                                                       0.15                    0.19                    (21%)
Cash G&A expenses                                                      2,273                   1,104                    106%
   per BOE                                                              1.50                    0.81                     85%
   per trust unit                                                       0.04                    0.03                     33%
Cash management fees                                                   1,269                     550                    131%
   per BOE                                                              0.84                    0.40                    110%
   per trust unit                                                       0.02                    0.02                      --
Financing costs                                                        1,516                   1,456                      4%
   per BOE                                                              1.00                    1.06                     (6%)
   per trust unit                                                       0.03                    0.04                    (25%)
Cash flow from operations                                             43,534                  17,927                    143%
   per BOE                                                             28.68                   13.09                    119%
   per trust unit                                                       0.79                    0.50                     58%
Cash distributed to unitholders                                       40,783                  10,753                    279%
   per trust unit                                                       0.60                    0.30                    100%
   payout ratio                                                          94%                     60%                     57%

                                                                    MARCH 31,             DECEMBER 31,
(THOUSANDS OF DOLLARS)                                                  2001                     2000
-------------------------------------------------------------------------------      --------------------
Net debt (long-term debt net of working capital)                     333,354                   79,194
   per trust unit (fully diluted) (1) (2)                               3.04                     1.52
Debt-to-current-cash flow (annualized)  (2)                             1.84                     0.48


(1)  Includes trust units issued in conjunction with Cypress transaction.

(2)  Cash flow excludes Cypress assets.


                PRIME WEST ENERGY TRUST  2  1ST QUARTERLY REPORT

THE KEY AIM OF OUR RISK MANAGEMENT STRATEGY - TO PROVIDE AN ELEMENT OF STABILITY AND PREDICTABILITY TO OUR MONTHLY DISTRIBUTIONS, WHILE MAINTAINING THE OPPORTUNITY TO CAPTURE BENEFIT FROM STRONG PRICES.


MANAGEMENT'S DISCUSSION AND ANALYSIS (MD&A)
The following is management's discussion and analysis about PrimeWest's operating and financial results for the first quarter of 2001 compared to the fourth quarter of 2000 and the first quarter of 2000, and the Trust's future outlook based on currently available information. This discussion should be read in conjunction with the Trust's annual MD&A and audited consolidated financial statements for the years ended December 31, 2000 and 1999, together with the accompanying notes. These are included in pages 17 through 42 of PrimeWest's 2000 annual report to unitholders.

Beginning with the fourth quarter 2000 report and 2000 annual report, we are using a 6:1 ratio for converting natural gas (Mcf) to barrels of oil equivalent
(BOE). In prior years, PrimeWest has used a 10:1 ratio.

The first quarter results discussed below do not include cash flows from the recently acquired Cypress acquisition. The transaction was booked on March 29, 2001 just prior to the end of the quarter and cash flows for the Cypress assets will commence being recorded in the second quarter.

RESULTS OF OPERATIONS

o Production volumes for the quarter averaged 16,864 barrels of oil equivalent (BOE) per day, down slightly from 16,949 BOE in the fourth quarter of 2000 and up 12% from 15,049 BOE in the first quarter of 2000 due to new volumes from the Trust's Venator and Reserve Royalty acquisitions in the second and third quarters of 2000 as well as production additions from the capital development program, offset by the disposition of approximately 100 BOE per day in the first quarter, 2001 and natural declines.

        During the quarter, 1,900 BOE per day or 11% of total daily production came from Gross Overriding Royalty (GORR) interests (mostly from former Reserve Royalty lands). Of this total, 937 BOE per day was crude oil production, 860 BOE per day was natural gas production, and 103 BOE per day was natural gas liquids production.

o During the quarter, the average West Texas Intermediate (WTI) crude oil price was US$28.80 per barrel compared with US$31.86 in the fourth quarter of 2000 and US$28.73 per barrel for the first quarter of 2000. Average sales prices for oil were off 2% to Cdn$32.33 per barrel due to an expansion of crude oil quality differentials partially offset by a weaker Canadian dollar. Realized oil prices related to WTI are expected to recover through the balance of 2001 due to the impact of the Cypress assets which are lighter gravity crude oil.

o North American natural gas prices rose sharply again, both on the New York Mercantile Exchange (NYMEX) and in the Alberta markets compared with the fourth quarter of 2000 and the same period in 1999. The average AECO price was $10.90 per thousand cubic feet (Mcf) compared with $7.42 for the fourth quarter of 2000 and $3.16 for the same quarter in 2000.

o PrimeWest's average gas price for the first quarter, 2001 was $10.38 per Mcf compared with $7.43 per Mcf for the fourth quarter of 2000 and $3.01 per Mcf for the


                PRIME WEST ENERGY TRUST  3  1ST QUARTERLY REPORT

WE HAVE A BALANCED STRATEGY OF FINANCIAL PRUDENCE - MANAGING OUR CURRENT CAPITAL STRUCTURE WHILE PROVIDING FOR THE FUTURE.


        same quarter in 2000. Relative to NYMEX and AECO, PrimeWest's average gas prices are expected to improve in future quarters as a result of the high heating content of the acquired Cypress gas production.

o The average selling price PrimeWest received in the first quarter for all products combined increased to $47.86 per BOE compared with $41.36 per BOE in the fourth quarter of 2000 and $25.07 per BOE in the first quarter of 2000. These increases were primarily due to higher natural gas prices.

RISK MANAGEMENT
Our risk management strategy is designed to not speculate on future commodity price performance. Rather, our objectives are to support the distribution rate expectations that we set forth to the market support transaction economics associated with material acquisitions and protect our capital structure should commodity prices cycle downwards.

PrimeWest uses a number of hedging structures in its program, many of which are `option'- or `put'-based. For example, a `swaption' provides PrimeWest the future option or right, should it so elect, to sell future production volumes for a fixed price for a certain term. Should the market price, at that time, be higher than the strike price of the option, PrimeWest can elect to sell such production at the higher market price. Should the market price, at that time, be lower than the strike price of the option, PrimeWest can exercise the option to sell the production at the higher price.

Similarly, a `put' allows PrimeWest the right to sell production at the then prevailing market price, subject to a floor price represented by the strike price attributed to the `put'.

These structures have the advantage of mitigating downside exposure while providing substantial upside participation in commodity prices. In essence, they provide a form of insurance.

PrimeWest continually monitors the markets for both crude oil and natural gas and makes considered risk-management decisions regularly. The effect of these hedging transactions will continue to be reported quarterly.


                PRIME WEST ENERGY TRUST  4  1ST QUARTERLY REPORT

The following tables of blended prices show the expected effect of hedging transactions for the next four quarters.

CRUDE OIL (AS AT MAY 9, 2001)
(AS AN APPROXIMATE PERCENTAGE OF TOTAL
ANTICIPATED CRUDE OIL PRODUCTION AFTER             QUARTER ENDING        QUARTER ENDING         QUARTER ENDING    QUARTER ENDING
ROYALTIES)                                         JUN. 30, 2001          SEP. 30, 2001         DEC. 31, 2001     MAR. 31, 2002
--------------------------------------------------------------------  ---------------------  --------------------------------------

Volumes hedged, fixed price (2)                         45%                   45%                    45%               0%

Volumes hedged, insured (2)                             51%                   51%                    51%               0%

(U.S. DOLLARS PER BARREL)                            PRIMEWEST             PRIMEWEST              PRIMEWEST         PRIMEWEST
                                     IF WTI IS:     RECEIVES(1)           RECEIVES(1)             RECEIVES          RECEIVES
--------------------------------------------------------------------  ---------------------  --------------------------------------
                                          30.00         28.54                 28.57                  28.72             30.00
                                          28.00         27.64                 27.65                  27.69             28.00
                                          26.00         26.57                 26.55                  26.55             26.00
                                          24.00         25.95                 25.90                  25.84             24.00
                                          22.00         25.83                 25.74                  25.55             22.00
                                          20.00         25.71                 25.57                  25.27             20.00

(1) The blended prices PrimeWest would expect to receive. These prices are a weighted average blend of prices received on hedged volumes and prevailing market prices received for unhedged sales.
(2)     Fixed price (swap) is for a specified term. Insured volumes are puts.


NATURAL GAS (AS AT MAY 9, 2001)
Approximately 44% of 2001 gas volumes is marketed through aggregators, with the remaining 56% marketed directly by PrimeWest in the Alberta short- and long-term markets. Volumes sold through aggregators receive prices that are derived from a number of markets across North America. The following table refers only to the production that PrimeWest sells directly.

(AS AN APPROXIMATE PERCENTAGE OF DIRECT            QUARTER ENDING       QUARTER ENDING       QUARTER ENDING        QUARTER ENDING
MARKETED VOLUMES)                                   JUN. 30, 2001       SEP. 30, 2001         DEC. 31, 2001         MAR. 31, 2002
-------------------------------------------------------------------  --------------------  -------------------  --------------------
Volumes hedged, fixed price (2)                          40%                 58%                   23%                   5%

Volumes hedged, insured (2)                              39%                 15%                   37%                   54%

(CANADIAN DOLLARS PER MCF)                           PRIMEWEST            PRIMEWEST            PRIMEWEST             PRIMEWEST
                                     IF AECO IS:    RECEIVES(1)          RECEIVES(1)          RECEIVES(1)           RECEIVES(1)
-------------------------------------------------------------------  --------------------  -------------------  --------------------
                                            7.50         7.39                 7.39                 7.46                  7.50
                                            7.00         7.08                 7.18                 7.08                  7.03
                                            6.50         6.78                 6.96                 6.78                  6.69
                                            6.00         6.64                 6.80                 6.57                  6.49
                                            5.50         6.54                 6.67                 6.36                  6.29
                                            5.00         6.43                 6.54                 6.16                  6.09
                                            4.50         6.33                 6.41                 5.96                  5.89
                                            4.00         6.56                 6.62                 6.07                  5.69

(1) The blended prices PrimeWest would expect to receive on gas it markets directly. These prices are a weighted average blend of prices received on hedged volumes and prevailing market prices received for unhedged sales.
(2) Fixed price (swap) is for a specified price and term. Insured volumes include puts and put swaptions.
(3) PrimeWest currently has put swaptions on a portion of its natural gas production that extend to October 2002.


                PRIME WEST ENERGY TRUST  5  1ST QUARTERLY REPORT

OUR OPERATING EXCELLENCE STRATEGY: PURSUE A CONSERVATIVE PROGRAM OF PROPERTY DEVELOPMENT FOCUSED ON LOWERING OPERATING COSTS AND ARRESTING THE NATURAL PRODUCTION DECLINES IN MATURE PRODUCING PROPERTIES.


o REVENUES - Revenues from the sale of crude oil, natural gas and natural gas liquids for the first quarter were $72.5 million, up 111% over the same period in 2000 due to higher commodity prices and higher production volumes. Opportunity losses related to hedging activities for the period were $2.0 million or $0.03per trust unit.

o CASH FLOW - Cash flow from operations was $43.5 million ($0.79 per trust unit) for the quarter compared with $40.9 million ($0.77 per trust unit) in the fourth quarter of 2000 and $17.9 million ($0.50 per trust unit) posted in the first quarter of 2000. These increases are due to higher commodity prices and higher production volumes.

o ROYALTIES - Crown and other royalties, net of ARTC, were $15.7 million during the first quarter, up from $11.5 million in the fourth quarter of 2000, and up from $6.5 million in the first quarter of 2000 reflecting the effect of higher commodity prices. The average royalty rate for the quarter was 21.6%, up from 17.8% in the fourth quarter to due to higher natural gas prices.

o OPERATING EXPENSES - Operating expenses were $8.3 million for the first quarter or $5.49 per BOE, up slightly in aggregate from $8.1 million ($5.20 per BOE) in the fourth quarter. Compared with the corresponding period in 2000, first quarter operating expenses were up 23% in aggregate and up 11% on a BOE basis. Power costs, a large component of operating expenses, rose by $840,000 in aggregate or $0.56 per BOE from the first quarter of 2000. PrimeWest expects operating costs to decline for the balance of 2001 as power costs return to more reasonable levels and the full effects of the Cypress acquisition are recorded. The Cypress assets, in aggregate, have a lower operating cost structure than PrimeWest.

o OPERATING NETBACK - PrimeWest's first-quarter operating netback (before G&A, management fees and interest expense) was $32.06 per BOE, up from $28.79 per BOE in the fourth quarter of 2000 and $15.35 per BOE in the corresponding period in 2000. These increases were due to higher commodity prices, offset by higher crown and other royalties.

o CASH GENERAL AND ADMINISTRATIVE EXPENSES - Cash G&A expenses, net of overhead recoveries, were $2.3 million or $1.50 per BOE for the quarter, up $1.2 million from the fourth quarter of 2000 and up $1.2 million from the same period in 2000. Cash G&A for the quarter includes a one-time severance payment of approximately $800,000 and some effect of increased costs associated with PrimeWest's growth.

o NON-CASH GENERAL AND ADMINISTRATIVE EXPENSES - Non-cash G&A expenses, representing the cost associated with the Trust's long-term incentive program, were $5.2 million in the first quarter, up from $3.6 million in the fourth quarter of 2000 and up from $0.5 million for the corresponding period in 2000. The expense represents the change in the liability for vested and `in the money' awards as at the end of the period. Awards under the program are a function of total unitholder return (unit price plus reinvested distributions) and are subject to achieving a 5% per annum hurdle rate before any payouts accrue. This is a non-cash charge in that payouts are made by the issuance of trust units upon exercise.


                PRIME WEST ENERGY TRUST  6  1ST QUARTERLY REPORT

ASSET REPLENISHMENT - ANOTHER KEY TO THE LONG-TERM STABILITY OF PRIMEWEST AND ITS CASH DISTRIBUTIONS TO UNITHOLDERS. WE WORK TO INCREASE THE SIZE, DIVERSITY AND QUALITY OF OUR ASSET BASE.


o MANAGEMENT FEES - Cash and non-cash management fees increased to $1.8 million for the quarter as compared with $1.4 million in the fourth quarter of 2000 and $0.7 million for the corresponding period in 2000. Management fees are mainly based on net production revenue, which itself is highly dependent on volumes produced and commodity prices received.

o INTEREST EXPENSE - Interest expense was $1.5 million in the first quarter compared with $1.7 million in the fourth quarter of 2000 and $1.5 million in the corresponding period of 2000. Interest costs are being managed through reducing long-term debt with excess cash flow above our distributions.

o DEPLETION, DEPRECIATION AND AMORTIZATION (DD&A) - The first-quarter 2001 DD&A rate was $7.52 per BOE compared with a fourth-quarter 2000 rate of $7.47 per BOE.

o LIQUIDITY AND CAPITAL RESOURCES - Capital expenditures, excluding corporate acquisitions, totalled $6.9 million during the quarter, compared with fourth-quarter 2000 capital expenditures of $11.2 million, and $4.5 million during the corresponding period in 2000.

o ACQUISITION OF CYPRESS ENERGY INC. - On March 29, 2001, PrimeWest acquired all of the shares of Cypress Energy Inc. and amalgamated the company into its operations. As a result of this transaction, capital assets increased by $880 million, long-term debt increased by $239 million, future income taxes increased by $80 million and unitholders' equity increased by $542 million. The transaction has resulted in a net decrease in working capital (current assets less current liabilities) of $17 million. Included in accounts payable and accrued liabilities at quarter end is $16.7 million for acquisition and investment advisory fees related to the transaction.

OUTLOOK
PrimeWest's cash flows for the remainder of the year will reflect the combined operations of PrimeWest and Cypress. Capital development programs continue to be evaluated however expectations are that approximately $80 million in total will be spent in 2001. Active farmout and asset rationalization programs are in process to monetize the value of certain non-core or non-strategic assets. PrimeWest will continue to monitor the commodity markets and adjust its hedging programs to protect both its distribution policies, capital programs and to provide prudent debt management.

DISTRIBUTION REINVESTMENT DISCOUNT
PrimeWest's Distribution Reinvestment and Optional Trust Unit Purchase Plan enables participants to reinvest their monthly cash distributions and/or purchase additional trust units directly, at a 5% discount to the 20-day weighted average monthly market price.

To join the Plan, you must be a registered unitholder or have your units in an account that allows participation. Not all brokerage firms and banks will allow you to


                PRIME WEST ENERGY TRUST  7  1ST QUARTERLY REPORT

THE ANNUAL GENERAL MEETING OF UNITHOLDERS WILL BE HELD IN THE STRAND/TIVOLI ROMM OF THE METROPOLITAN CENTRE IN CALGARY ON TUESDAY, JUNE 5, 2001, BEGINNING AT 3:00 P.M. ALL UNITHOLDERS ARE ENCOURAGED TO ATTEND OR TO PARTICIPATE IN THE LIVE WEBCAST.


participate. Please check directly with your account representative as to their participation.

For further information or to join this plan, contact our Plan Agent, Computershare Trust Company of Canada, at 1-800-332-0095. PrimeWest Energy Trust welcomes questions from unitholders and potential investors; call Investor Relations at 403-234-6600 or toll-free in Canada at 1-877-968-7878; or visit us on the Internet at our Web site, www.primewestenergy.com.


On behalf of the Board of Directors:
May 10, 2001




Kent J. MacIntyre
Vice-chairman and
Chief Executive Officer



                PRIME WEST ENERGY TRUST  8  1ST QUARTERLY REPORT

                                  CONSOLIDATED
                                 BALANCE SHEETS
                                   (UNAUDITED)

                                                                                           AS AT                     AS AT
                                                                                        MARCH 31,              DECEMBER 31,
(THOUSANDS OF DOLLARS)                                                                      2001                      2000
----------------------------------------------------------------------------------------------------      -------------------
ASSETS

Current assets

   Cash and short-term investments                                                          4,313                       -

   Accounts receivable                                                                     60,856                  35,064

   Prepaid expenses and inventory                                                          14,645                   3,400
                                                                                   -----------------       ------------------
                                                                                           79,814                  38,464

Cash reserved for site restoration and reclamation                                              6                     398

Capital assets                                                                          1,267,941                 395,376
                                                                                   -----------------       ------------------
                                                                                        1,347,761                 434,238
                                                                                   -----------------       ------------------

LIABILITIES AND UNITHOLDERS' EQUITY

Current liabilities

   Bank overdraft                                                                               -                     834

   Accounts payable and accrued liabilities                                                57,539                  25,781

   Accrued distributions to unitholders                                                    19,712                   9,961

   Due to related company                                                                  15,773                   2,052

   Current portion of long-term debt                                                          106                     106
                                                                                   -----------------       ------------------
                                                                                           93,131                  38,734

Long-term debt                                                                            320,037                  78,940

Long-term incentive liability                                                              11,116                   8,930

Future income taxes                                                                        99,252                  16,596

Site restoration and reclamation provision                                                  4,670                   1,958
                                                                                   -----------------       ------------------
                                                                                          528,206                 145,158

UNITHOLDERS' EQUITY

   Net capital contributions                                                              983,150                 435,342

   Accumulated income                                                                      67,204                  43,014

   Accumulated cash distributions                                                        (227,301)               (186,518)

   Accumulated dividends                                                                   (3,498)                 (2,758)
                                                                                   -----------------       ------------------
                                                                                          819,555                 289,080
                                                                                   -----------------       ------------------
                                                                                        1,347,761                 434,238
                                                                                   -----------------       ------------------

                           CONSOLIDATED STATEMENTS OF
                               UNITHOLDERS' EQUITY
                                   (UNAUDITED)
                                                                                     THREE MONTHS
                                                                                         ENDED                 YEAR ENDED
----------------------------------------------------------------------------------------------------      -------------------
                                                                                        MARCH 31,              DECEMBER 31,
(THOUSANDS OF DOLLARS)                                                                      2001                      2000
----------------------------------------------------------------------------------------------------      -------------------
Unitholders' equity, beginning of the period, as previously reported                      289,080                 200,040
   Adjustment to unitholders' equity at beginning of period to adopt
         new future income tax standard                                                          -                (10,218)
   Net income for the period                                                               24,190                  55,612
   Net capital contributions                                                              547,808                 124,291
   Cash distributions                                                                     (40,783)                (79,033)
   Dividends                                                                                 (740)                 (1,612)
                                                                                   -----------------       ------------------
Unitholders' equity, end of the period                                                    819,555                 289,080
                                                                                   -----------------       ------------------


                PRIME WEST ENERGY TRUST  9  1ST QUARTERLY REPORT

                           CONSOLIDATED STATEMENTS OF
                                    CASH FLOW
                                   (UNAUDITED)

                                                                                          THREE MONTHS ENDED MARCH 31
                                                                                   ------------------------------------------
(THOUSANDS OF DOLLARS)                                                                       2001                    2000
----------------------------------------------------------------------------------------------------       ------------------

OPERATING ACTIVITIES

   Net income for the period                                                               24,190                   8,081

   Add:   Items not involving cash from operations

          Depletion, depreciation and amortization                                         11,420                   9,218

          Non-cash general and administrative                                               5,195                     513

          Non-cash management fees                                                            483                     115

          Future income taxes                                                               2,246                       -
                                                                                   -----------------       ------------------
   Cash flow from operations                                                               43,534                  17,927

   Change in non-cash working capital                                                      10,386                     862
                                                                                   -----------------       ------------------
                                                                                           53,920                  18,789
                                                                                   -----------------       ------------------
FINANCING ACTIVITIES

   Proceeds from issue of trust units (net of costs)                                        1,711                     223

   Cash distributions to unitholders                                                      (40,783)                (10,753)

   Dividends                                                                                 (740)                   (118)

   Increase (decrease) in long-term debt                                                   62,096                  (2,487)

   Change in non-cash working capital                                                       9,503                    (255)
                                                                                   -----------------       ------------------
                                                                                           31,787                 (13,390)
                                                                                   -----------------       ------------------
INVESTING ACTIVITIES

   Expenditures on capital assets                                                          (6,863)                 (4,501)

   Corporate acquisitions                                                                 (76,641)                      -

   Proceeds on disposal of capital assets                                                   3,333                       -

   Decrease (increase) in cash reserved for future site restoration and
        reclamation                                                                           392                     (99)

   Expenditures on site restoration and reclamation                                          (780)                   (178)

   Proceeds on disposition of short-term investments                                            -                     172
                                                                                   -----------------       ------------------
                                                                                          (80,560)                 (4,606)
                                                                                   -----------------       ------------------

INCREASE IN CASH FOR THE PERIOD                                                             5,147                     793

CASH, (BANK OVERDRAFT) BEGINNING OF THE PERIOD                                               (834)                  5,503
                                                                                   -----------------       ------------------
CASH, END OF THE PERIOD                                                                     4,313                   6,296
                                                                                   -----------------       ------------------
CASH INTEREST PAID                                                                          1,514                   1,919
                                                                                   -----------------       ------------------


               PRIME WEST ENERGY TRUST  10  1ST QUARTERLY REPORT

                           CONSOLIDATED STATEMENTS OF
                            INCOME AND CASH AVAILABLE
                                FOR DISTRIBUTION
                                   (UNAUDITED)

                                                                                          THREE MONTHS ENDED MARCH 31
                                                                                   ------------------------------------------
(THOUSANDS OF DOLLARS, EXCEPT FOR PER-TRUST-UNIT AND NUMBER OF UNITS)                        2001                    2000
----------------------------------------------------------------------------------------------------       ------------------
REVENUES

   Sales of crude oil, natural gas and natural gas liquids                                 72,539                  34,311

   Crown and other royalties, net of ARTC                                                 (15,651)                 (6,516)

   Other income                                                                               102                      34
                                                                                   -----------------       ------------------
                                                                                           56,990                  27,829
                                                                                   -----------------       ------------------

EXPENSES

   Operating                                                                                8,340                   6,791

   Cash general and administrative                                                          2,273                   1,104

   Non-cash general and administrative                                                      5,195                     513

   Interest                                                                                 1,516                   1,456

   Cash management fees                                                                     1,269                     551

   Non-cash management fees                                                                   483                     115

   Depletion, depreciation and amortization                                                11,420                   9,218
                                                                                   -----------------       ------------------
                                                                                           30,496                  19,748
                                                                                   -----------------       ------------------
Net income before taxes for the period                                                     26,494                   8,081
                                                                                   -----------------       ------------------

   Capital taxes                                                                               58                       -

   Future income taxes                                                                      2,246                       -
                                                                                   -----------------       ------------------
                                                                                            2,304                       -
                                                                                   -----------------       ------------------
Net income for the period                                                                  24,190                   8,081
                                                                                   -----------------       ------------------

Add back (deduct) amounts to reconcile to distribution:

   Undistributed reserve                                                                   (1,841)                 (6,722)

   Depletion, depreciation and amortization                                                11,420                   9,218

   Contribution to reclamation fund                                                          (498)                   (343)

   Non-cash general and administrative                                                      5,195                     513

   Management fees paid in trust units                                                        483                     115

   Future income taxes                                                                      2,246                       -
                                                                                   -----------------       ------------------
                                                                                           17,005                   2,781
                                                                                   -----------------       ------------------

CASH AVAILABLE FOR DISTRIBUTION                                                            41,195                  10,862
                                                                                   -----------------       ------------------
Cash available to trust unitholders (99%)                                                  40,783                  10,753
                                                                                   -----------------       ------------------
Cash available for distribution per trust unit                                               0.60                    0.30
                                                                                   -----------------       ------------------
Net income per trust unit                                                                    0.45                    0.23
                                                                                   -----------------       ------------------
Fully diluted net income per trust unit                                                      0.44                    0.23
                                                                                   -----------------       ------------------
Trust units issued and outstanding                                                    102,026,326              35,848,116

Weighted average trust units outstanding                                               53,846,155              35,834,166


               PRIME WEST ENERGY TRUST  11  1ST QUARTERLY REPORT

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2001
             (THOUSANDS OF DOLLARS EXCEPT TRUST UNIT/SHARE AMOUNTS)

1)      SIGNIFICANT ACCOUNTING POLICIES

These interim consolidated financial statements of PrimeWest Energy Trust have been prepared in accordance with Canadian generally accepted accounting principles. The specific accounting principles used are described in the annual consolidated financial statements of the Trust appearing on pages 17 through 42 of the Trust's 2000 annual report and should be read in conjunction with these interim financial statements.


2)      ACQUISITION OF CYPRESS ENERGY INC.

On March 29, 2001, PrimeWest Oil & Gas Corp., a subsidiary company of PrimeWest Energy Trust, completed the acquisition of all of the issued and outstanding shares of Cypress Energy Inc. ("Cypress") pursuant to a takeover bid. In aggregate, PrimeWest issued 50.2 million trust units, 5.44 million exchangeable shares of PrimeWest Oil & Gas Corp. and paid $58.4 million in cash. Subsequent to the transaction, Cypress and PrimeWest Oil & Gas Corp. were amalgamated. The acquisition was accounted for using the purchase method of accounting with net assets acquired and consideration paid as follows:

Net assets acquired at assigned values
   Petroleum and natural gas assets                              $    880,285
   Working capital assumed                                              1,942
   Long-term debt assumed                                            (179,000)
   Site restoration provision                                          (3,085)
   Future income taxes                                                (80,410)
------------------------------------------------------------------------------
                                                                      619,732
-------------------------------------------------------------------------------

Consideration paid:
   Cash                                                          $     58,357
   Trust units issued                                                 489,815
   Exchangeable shares issued                                          53,040
   Costs associated with acquisition (1)                               18,520
-------------------------------------------------------------------------------
                                                                 $    619,732
-------------------------------------------------------------------------------
(1) Included in the costs associated with acquisition is an acquisition fee to PrimeWest Management Inc. in the amount of $11.7 million.



3)     LONG-TERM DEBT


During the quarter and in conjunction with the acquisition of Cypress Energy Inc., PrimeWest entered into a revised loan agreement with its lender. The revised agreement increases PrimeWest's total facility to $400 million as follows:

Revolving term loan                                              $   325,000
Operating loan                                                        25,000
Bridge loan                                                           50,000
-------------------------------------------------------------------------------
                                                                 $   400,000
-------------------------------------------------------------------------------

The term/operating loan facility revolves until May 31, 2002 by which time the lender will have conducted its annual borrowing base review. The lender also has the right to re-determine the borrowing base at least one other time during the year. At the end of the revolving period, the lender has the right to extend the revolving period for a further 364-day period or to convert the facility to a term facility. During the revolving phase, the facility has no specific terms of repayment. If the lender converts the loan to a non-revolving facility, the amounts outstanding under the facility become repayable over a three-year period, on a unit of production basis.


               PRIME WEST ENERGY TRUST  12  1ST QUARTERLY REPORT

The bridge loan expires on September 30, 2001 at which time all borrowings outstanding under the Bridge become due and payable.

Advances under the revolving and operating loan facility are made in the form of either Banker's Acceptances (BA's), prime rate loans or letters of credit. In the case of BA's, interest is a function of the BA rate plus a stamping fee based on the Trust's current ratio of debt to cash flow. In the case of prime rate loans, interest is generally charged at the bank's prime rate. Advances under the Bridge facility are only in the form of prime rate loans. Pricing under the Bridge Loan is prime plus 1% until June 30, 2001 and prime plus 2% thereafter until repayment. PrimeWest also has letters of credit outstanding in the amount of $4.3 million.

Collateral for the facilities is provided for by a floating charge debenture covering all existing and after acquired property in the principal amount of $500 million and an unconditional full liability guarantee from each borrower under the facility.

4)      UNITHOLDERS' EQUITY

PRIMEWEST ENERGY TRUST

The authorized capital of the Trust consists of an unlimited number of trust units.

Trust units                                                        # OF UNITS            AMOUNT
--------------------------------------------------------------------------------   -----------------
Balance at December 31, 2000                                       50,982,093      $      426,931
Issued to acquire Cypress Energy Inc.                              50,237,417             489,815
Issue costs                                                                                  (179)
Issued pursuant to Long Term Incentive Plan                           333,021               3,008
Issued pursuant to Dividend Reinvestment Plan                         190,284               1,890
Issued for payment for management fees                                 26,204                 234
Issued on exchange of exchangeable shares                             257,309               1,537
--------------------------------------------------------------------------------   -----------------
                                                                  102,026,328      $      923,237
--------------------------------------------------------------------------------   -----------------


The weighted average number of trust units and exchangeable shares outstanding for the quarter was 53,846,155. For purposes of calculating fully diluted net income and cash flow, dilution associated with the employee long term incentive plan was added to the weighted average number. The per unit amount of distributions paid or declared reflects distributions paid for units outstanding on the record dates.

PRIMEWEST OIL & GAS CORP

In connection with the Cypress acquisition, PrimeWest Oil & Gas Corp. amended its articles to create an unlimited number of exchangeable shares. The exchangeable shares are exchangeable into PrimeWest trust units at any time up to March 29, 2003, based on an exchange ratio that adjusts each time PrimeWest makes a distribution to unitholders. The exchange ratio, which was 1:1 on the date the transaction closed, is based on the total monthly distribution, divided by the closing unit price on the distribution payment date. The exchange ratio, effective April 15, 2001, was 1.02207:1.

Exchangeable shares                                               # OF SHARES              AMOUNT
--------------------------------------------------------------------------------   -----------------
Balance at December 31, 2000                                               --                  --
Issued to acquire Cypress Energy Inc.                               5,440,000      $       53,040
--------------------------------------------------------------------------------   -----------------
Balance at March 31, 2001                                           5,440,000      $       53,040
--------------------------------------------------------------------------------   -----------------


               PRIME WEST ENERGY TRUST  13  1ST QUARTERLY REPORT

PRIMEWEST RESOURCES LTD.

In connection with the acquisition of Venator Petroleum Company Limited, PrimeWest Resources Ltd. amended its articles to create an unlimited number of exchangeable shares. The exchangeable shares are exchangeable into Trust units at any time up to 5 years after issuance, based on an exchange ratio that adjusts each time PrimeWest makes a distribution to its unitholders. In certain circumstances, PrimeWest has the right to force redemption prior to the 5 year expiry term. Dividends are paid to holders of exchangeable shares based on the estimated taxable portion of the monthly distribution paid. The exchange ratio, which was 1:1 on the closing date of the Venator transaction, is based on the total monthly distribution paid less the dividend paid, divided by the closing Trust unit price on the distribution payment date. The exchange ratio at April 15, 2001 was 1.1366.


Exchangeable shares                                               # OF SHARES              AMOUNT
--------------------------------------------------------------------------------   -----------------
Balance at December 31, 2000                                        1,112,370              $8,410
Exchanged for trust units                                            (225,712)             (1,537)
--------------------------------------------------------------------------------   -----------------
Balance at March 31, 2001                                             886,658              $6,873
--------------------------------------------------------------------------------   -----------------


5)     TRUST UNIT INCENTIVE PLAN

Under the terms of the Trust Unit Incentive Plan, a maximum of 2,490,000 trust units are reserved for issuance pursuant to the exercise of Unit Appreciation Rights (UARs) granted to employees of the Manager. Payouts under the plan are based on total unitholder return, calculated using both the change in the trust unit price as well as cumulative distributions paid. The plan requires that a hurdle return of five percent per annum be achieved before payouts accrue. UARs have a term of up to six years and vest equally over a three-year period, except for the independent members of the Board, whose UARs vest immediately. The Board of Directors has the option of settling payouts under the plan in PrimeWest trust units or in cash. To date, all payouts under the plan have been in the form of trust units.


                                       UARS ISSUED AND                              CURRENT RETURN              TOTAL
AS AT MARCH 31, 2001                       OUTSTANDING        UARS VESTED                  PER UAR          LIABILITY
-------------------------------------------------------   -------------------   -------------------   ------------------
1996 grants                                526,875                526,875                  6.77       $         3,565
1997 grants                                377,806                377,806                  5.90                 2,227
1998 grants                                623,455                407,616                  8.07                 3,289
1999 grants                                756,384                280,988                  5.94                 1,670
2000 grants                              1,087,827                137,957                  2.64                   364
2001 grants                                481,055                      -                     -                     -
-------------------------------------------------------   -------------------   -------------------   ------------------
                                         3,853,402              1,731,242                  6.42       $        11,116
-------------------------------------------------------   -------------------   -------------------   ------------------

Cumulative to March 31, 2001, 1,276,741 UARs have been exercised resulting in the issuance of 575,191 trust units from treasury.


               PRIME WEST ENERGY TRUST  14  1ST QUARTERLY REPORT

                               TRADING PERFORMANCE

FOR THE QUARTER ENDED                             MAR. 31/01        DEC. 31/00       SEPT. 30/00       JUN. 30/00       MAR. 31/00
--------------------------------------------------------------  ---------------- ----------------  ---------------- ----------------
TRUST UNIT PRICES (DOLLARS PER TRUST UNIT)

   High                                                9.90              9.30             8.50              8.10             7.40

   Low                                                 8.72              8.45             8.35              6.30             6.30

   Close                                               9.00              8.95             8.40              8.05             6.40

Volume traded (MILLIONS OF UNITS)                     21.64              7.73             9.58              7.96             4.64

Number of trust units outstanding                     100.6              51.0             50.6              38.8             35.9
          (MILLIONS OF UNITS)

   Including exchangeable shares                      108.5              52.2             52.0              40.2             35.9
        (ISSUED IN RESPECT OF VENATOR AND
         CYPRESS ACQUISITIONS)

Distribution paid per trust unit                      $0.60             $0.60            $0.48             $0.39            $0.30
                                              ----------------  ---------------- ----------------  ---------------- ----------------




FORWARD-LOOKING STATEMENTS - This news release contains forward-looking statements with respect to PrimeWest. Some of these statements include words to indicate that management `intends', `expects', or `believes' that an outcome will occur. Because forward-looking statements address future events and conditions, they involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include commodity price levels and crude oil quality differentials, production levels, new information about the recoverability of reserves, and operating and other costs. They also include other risks detailed from time to time in the publicly filed disclosure documents and securities commissions reports of PrimeWest.








                     FOR FURTHER INFORMATION PLEASE CONTACT
                     INVESTOR RELATIONS AND COMMUNICATIONS
                          TOLL-FREE AT 1-877-968-7878

       1600, 530 - 8 AVENUE SW CALGARY, ALBERT T2P 3S8 PHONE 403-234-6600
                            TOLL-FREE 1-877-968-7878